SSgA Funds State Street Financial Center One Lincoln Street Boston, Massachusetts 02111-2900 Tel: 800-997-7327

Refer To: Lance C. Dial

Direct Line: 617-664-2426

E-Mail: Lance_Dial@SSgA.COM

December 14, 2012	VIA ELECTRONIC DELIVERY

Securities and Exchange Commission

450 - 5th Street N.W.

Judiciary Plaza

Washington, D.C. 20549

RE:	SSgA Funds (the “Registrant”)

Post Effective Amendment No. 114 Under the Securities Act of 1933,

as amended (the “1933 Act”)

File No. 33-19229

811-5430

Ladies and Gentlemen:

On behalf of the Registrant, transmitted for filing pursuant to Rule 485(b) of the Securities Act of 1933 is Post-Effective Amendment No. 114 (the “Amendment”) to the Registrant’s Registration Statement. This Amendment is being filed via the EDGAR system.

The purpose of the Amendment is to give effect to the annual update of the Registrant’s registration statement.

As discussed previously and as referenced in our correspondence of December 10, 2012 to Ms. Browning, we will file an amendment under Rule 485(a) on or about Monday, December 17, 2012 addressing a change in subadvisor expected to take effect on January 1, 2013 on an interim basis, with full effectiveness upon shareholder approval.

If you have any questions about the Amendment, please contact the undersigned at (617) 664-2426.

Very truly yours,

/s/ Lance C. Dial

Lance C. Dial

Vice President and Counsel—SSgA Funds Management, Inc.